                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                               EXCO Resources, Inc.
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                                (Name of Issuer)


                    COMMON STOCK,  PAR VALUE $0.20 PER SHARE
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                         (Title of Class of Securities)


                                  269279 10 5
                                ---------------
                                 (CUSIP Number)

                                 Kenneth Liang
                     Managing Director and General Counsel
                        Oaktree Capital Management, LLC
                       550 South Hope Street, 22nd Floor
                         Los Angeles, California  90071
                                 (213) 614-0900
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                AUGUST 13, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------          ---------------------------
 CUSIP NO. 269279105                   PAGE 3 OF 9 PAGES
---------------------------          ---------------------------

--------------------------------------------------------------------------------
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          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Oaktree Capital Management, LLC
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      / /
   2                                                             (b)      /x/
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          SEC USE ONLY
   3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable.
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
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          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          California
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                         SOLE VOTING POWER
  NUMBER OF      7
                         1,000,000
   SHARES      -----------------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY    8
                         -0-
   OWNED BY    -----------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
    EACH         9
                         1,000,000
  REPORTING    -----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
  PERSON WITH    10
                         -0-
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          1,000,000
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12      CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          15.3%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  14
          IA, OO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D

---------------------------          ---------------------------
 CUSIP NO. 269279105                    PAGE 4 OF 9 PAGES
---------------------------          ---------------------------

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          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OCM Principal Opportunities Fund, L.P.
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      / /
   2                                                             (b)      / /
--------------------------------------------------------------------------------
          SEC USE ONLY
   3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          OO, WC
------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
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                         SOLE VOTING POWER
  NUMBER OF      7
                         1,000,000
   SHARES      -----------------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY    8
                         -0-
   OWNED BY    -----------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
    EACH         9
                         1,000,000
  REPORTING    -----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
  PERSON WITH    10
                         -0-
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          1,000,000
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12      CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          15.3%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  14
          PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

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Item 1.   SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.20 per share ("Common Stock"), of EXCO Resources, Inc., a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5735 Pineland Drive, Suite 235, Dallas, Texas 75231.

Item 2.   IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of :

          (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Opportunities Fund (see below); and

          (2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Opportunities Fund").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Principal Opportunities Fund is a limited partnership which invests in entities in which there is a potential for the fund to exercise significant influence over such entities. Based on Oaktree's relationship with the Principal Opportunities Fund, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Principal Opportunities Fund.

(A)-(C) & (F)


Oaktree is the general partner of the Principal Opportunities Fund. The address of the principal business and principal office for Oaktree, the Principal Opportunities Fund and the portfolio managers is 550 South Hope Street, 22nd floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Principal Opportunities Fund are listed below. The principal address for each member and executive officer of Oaktree and the Principal Opportunities Fund is 550 South Hope Street, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

EXECUTIVE OFFICERS & MEMBERS

Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry W. Keele           Principal
Stephen A. Kaplan        Principal
Russel S. Bernard        Principal
David Kirchheimer        Managing Director and Chief Financial and
                         Administrative Officer
Kenneth Liang            Managing Director and General Counsel

PORTFOLIO MANAGERS
Stephen A. Kaplan        Principal
Bruce A. Karsh           President and Principal


(D)-(E)

During the last five years, neither Oaktree, the Principal Opportunities Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Opportunities Fund holds 1,000,000 shares of the Issuer's Common Stock as of the date hereof. The Principal Opportunities Fund used $6,000,000 of funds obtained from its working capital for the acquisition of such shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes.

On July 16, 1998, the Principal Opportunities Fund and the Issuer entered into a letter agreement (the "Letter Agreement"), pursuant to which the Principal Opportunities Fund made a standby commitment, subject to conditions, to exercise rights to purchase up to 1,000,000 shares of authorized but unissued Common Stock, at an exercise price of $6.00 per share (the "Rights"). Pursuant to the Letter Agreement, the Issuer also agreed to increase the number of directors on the Board of Directors of the Issuer so that the Principal Opportunities Fund may designate one additional director (reasonably acceptable to the Issuer) to serve on the Board. The Principal Opportunities Fund would retain the right to nominate such a designee so long as the Principal Opportunities Fund's ownership equals or exceeds 10% of the outstanding Common Stock that has been distributed by the Issuer to its shareholders.

Oaktree, as the general partner of the Principal Opportunities Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired. The investment strategy of the Principal Opportunities Fund is to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree may be sold. Oaktree has made no proposals and has entered into no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D other than the Letter Agreement mentioned above; however, as part of its ongoing review of investment alternatives, Oaktree has not excluded the possibility of considering such matters in the future or, subject to applicable law, formulating a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

(A) As of the date of this Schedule 13D, the Principal Opportunities Fund owns and has sole power to vote and dispose of, 1,000,000 shares of Common Stock of the Issuer (approximately 15.3% of the outstanding shares of the Issuer's Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Opportunities Fund may be deemed to be beneficially own 1,000,000 shares of Common Stock of the Issuer (approximately 15.3% of the outstanding shares of the Issuer's Common Stock).

(B) Oaktree, has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 1,000,000 shares of the Issuer's Common Stock.

(C) On August 13, 1998, pursuant to the Letter Agreement attached hereto as
Exhibit 1 and 2, the Principal Opportunities Fund exercised the Rights and purchased from the Issuer 1,000,000 shares of Common Stock, at a purchase price of $6.00 per share. Oaktree, as general partner of the Principal Opportunities Fund, may be deemed to beneficially own the shares of the Issuer's Common Stock which were purchased by the Principal Opportunities Fund. Other than this transaction, neither the Principal Opportunities Fund nor Oaktree, has effected transaction involving the Issuer's Common Stock during the last 60 days.

(D) None

(E) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Principal Opportunities Fund, receives a management fee for managing the assets of the Principal Opportunities Fund and has a carried interest in the Principal Opportunities Fund.

Pursuant to the letter agreement dated as of August 12, 1998, by and between the Issuer and the Principal Opportunities Fund, attached hereto as Exhibit 3, the Issuer agrees to provide certain rights of access in connection with the Principal Opportunities Fund's investment in securities of the Issuer.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among or between the Principal Opportunities Fund, Oaktree, or, to the best of their knowledge, their respective executive officers, directors or general partner or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- Letter Agreement dated as of July 16, 1998, by and between the Issuer and the Principal Opportunities Fund.

Exhibit 2- Amendment to the Letter Agreement, dated as of July 16, 1998, by and between the Issuer and the Principal Opportunities Fund.

Exhibit 3- Letter Agreement dated as of August 12, 1998, by and between the Issuer and the Principal Opportunities Fund.

Exhibit 4- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 21st day of August, 1998.

OAKTREE CAPITAL MANAGEMENT, LLC



BY: /s/  STEPHEN A. KAPLAN
-----------------------------------
Stephen A. Kaplan
Principal



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

BY: /s/  STEPHEN A. KAPLAN
-----------------------------------
Stephen A. Kaplan
Principal of Oaktree Capital Management, LLC,
general partner of OCM Principal Opportunities
Fund, L.P.